07028483

SUPPL

NEWS RELEASE

CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

November 28, 2007

12(g) No. 82-2636
Symbol CRN-T

QR Mine Reaches Full Operations with First Gold Pours

November 28, 2007 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") is pleased to announce that the second, a substantial gold pour was completed over the past weekend at the QR Mine. The management of the Company is very pleased with the achievement of this major milestone as it signifies the commencement of full operations at the site.

With the first commercial gold pour, mining and milling operations will continue on a regular ongoing basis. Based on the current grade from the Northwest Open Pit of approximately 4 grams, it is anticipated that monthly gold production will be approximately 2800 ounces. As the underground development of the Midwest and West Zone progresses, the head grade and monthly gold production will increase. After the Mine and mill achieve several months of sustained production, the Company will be in a better position to calculate the cost per ounce and projected overall performance of the QR Mine.

During the past several weeks, Mine and Company management have been dealing with the normal issues related to commissioning a mining operation in addition to a specific problem concerning electric power distribution. As had been previously announced, Cross Lake put in place a $2.2 million dollar bond as an advance against future power consumption in favour of BC Hydro to allow for the construction of a power line to the site to eliminate the need for much more costly diesel generated power. Unfortunately upon commencing mill operations, it was determined that a power supply issue was not allowing the ball mill motors to operate within normal parameters. To facilitate short term operations, a generator was brought in to run these two motors. It is now expected that voltage regulators installed in the next few days will allow for ongoing operations exclusively with hydro power. The actual source of the problem and any recourse will be determined in the next few weeks.

"We are very pleased to have brought the QR Mine into full production and to have achieved the first significant gold pour. Now that we have achieved this goal, we will be able to concentrate on day to day operations of the Mine, working toward the most efficient and profitable operations possible. We will also continue to work to extend the life of the Mine through development of the North Zone and further exploration. We would again like to express our thanks and congratulate the management and staff at the Mine site for this achievement," stated Gordon Keevil, President. The QR Project is being supervised by Ross Hollinger P.Eng., Mine Manager and Tom Colbourne P.Eng., Vice President of Mining, who are the designated Qualified Persons and who have reviewed the contents of this news release.

Cross Lake is pleased to also announce that the recently completed video presentation on the QR Mine is now available for viewing on the Company's website.

../Cont'd.

CORPORATE UPDATE

To provide for working capital for the Mine, the Company has closed an arm's length transaction with Quest Capital Corp. ("**Quest**") relating to a bridge loan in the principal amount of $1,500,000 repayable on or before September 30, 2008.

The compensation payable to Quest in connection with the bridge loan is as follows:

- interest payable at a rate of 12% per annum, compounded and payable monthly on the last business day of each month based on the outstanding principal amount until May 31, 2008;
- after May 31, 2008, the interest payable shall be 18% compounded monthly, payable on the last business day of each month based on the outstanding principal amount; and
- a bonus payment to Quest of 150,000 common shares in the capital of the Company at a deemed issued price of $0.50 per share.

Proceeds from the bridge loan will be used for working capital and corporate purposes.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

CROSS LAKE MINERALS LTD.

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

END